PEARSON

RECEIVED

2007 AUG 20 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026094

FACSIMILE +44 20 7010 6060
www.pearson.com

10 August 2007

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

23 July	**LVMH and Pearson finalize the principles to protect quality, independence and jobs....**
30 July	**Pearson 2007 interim results**
30 July	**Los Angeles Educators take lead in transforming teacher professional........**
31 July	**eCollege acquired by Pearson Education**
31 July	**Directors' shareholding**
1 August	**Director shareholding**
1 August	**Voting Rights and Capital**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 8/22

LVMH and Pearson finalize the principles to protect quality, independence and jobs at Les Echos

23 July 2007

As previously announced, LVMH is in exclusive negotiations with Pearson over the proposed acquisition of Groupe Les Echos (***Les Echos***) for €240m.

Both companies believe that the quality of Les Echos' journalism is fundamental to its reputation in the business and media communities, and to its commercial success. They have therefore determined that arrangements for continuing Les Echos' tradition of editorial quality and independence, and for securing the employment prospects of its people, should be a fundamental part of the proposed transaction.

In recent weeks, Pearson has initiated a dialogue with the employees of Les Echos, including its Works Council and Society of Journalists, and has discussed their concerns and ideas with LVMH.

As a result of this process, LVMH and Pearson have developed a series of measures designed to protect editorial independence and jobs at Les Echos.

Editorial quality and independence

The editorial independence arrangements, which will be incorporated into the statutes of Les Echos, include the following:

1. An 11 member supervisory board will be established, which will include three independent members and the editor-in-chief of Les Echos.
2. The three independent members will be appointed by the Company's shareholders from candidates agreed unanimously by a committee comprised of representatives of LVMH and the Society of Journalists.
3. Mr. Izraelewicz will be Editor-in-chief of Les Echos (as previously announced, he will assume this role on September 1, 2007 on the retirement of Mr. Jacques Barraux). Neither Mr. Izraelewicz nor any future editor-in-chief may be dismissed by the Supervisory Board without the approval of at least two independent members.
4. Any future editor-in-chief will be nominated by LVMH subject to the approval of the supervisory board, including at least two independent members, unless the appointment is vetoed by a majority of journalists at Les Echos.
5. The same appointment process will apply to the editor-in-chief of "Enjeux".
6. An ethical charter - a high level framework for the protection of editorial quality and independence - will be agreed by LVMH, Pearson and the Society of Journalists.
7. An Editorial Independence Committee will be established, consisting of two members of the supervisory board representing LVMH; two of the independent members and two members appointed by the Society of Journalists. Its role will be to

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ensure that the values of the ethical charter are upheld. The Committee will consider complaints from any editor or journalist regarding any alleged breach of the editorial independence by the shareholders. If the Editorial Independence Committee upholds a complaint, the Committee will require the Editor to publish the complaint prominently in the newspaper and the affected journalists may exercise their 'Clause de Conscience', which allows them to resign and receive a dismissal payment.

8. These editorial independence arrangements can only be changed with the approval of two of the three independent members.

Employment

1. There will be no redundancies of Les Echos people for at least 3 years.
2. The terms of the existing collective agreements will be maintained for at least 5 years.
3. All employees entitled to exercise their 'Clause de Cession' right, which allows them to resign and receive a dismissal payment as a result of the sale, will have the right to do so for two years from the closing.

LVMH and Pearson believe that these arrangements provide a sound foundation for the continuing journalistic and commercial success of Les Echos.

More detailed summaries of the arrangements are available at www.lvmh.fr or www.pearson.com

For more information:
LVMH
France
Michael Calzaroni/ Olivier Abesse
DGM
+ 33 1 40 70 1189

UK
Hugh Morrison
M: Communications
+ 44 207 153 1534

Italy
Auro Palomba/ Lavinia Borea/ Roberto Patriarca
Presse Financiere et Corporate
+ 39 02 89 40 42 31

USA
James Fingeroth/ Victoria Weld/ Molly Morse/ Blake Kohn
Kekst & Company
+ 1 212 521 48 00

Pearson
Luke Swanson
+ 44 207 010 2310

Pearson 2007 Interim results

30 July 2007



Pearson today announces its 2007 Interim Results.

Download an electronic (html) version of the press release here.

Download the full press release and financials in PDF format here.

UK Presentation

Marjorie Scardino, CEO and Robin Freestone, CFO, hosted a presentation of the results for analysts and investors at 09:00 (BST).

Click here for a replay of the event.

Click here for a PDF of the presentation slides.

Video interviews

Click here to download video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

US Conference call

A conference call for US investors was held at 15.00 (BST) / 10.00 (EDT).

Click here to listen to a replay of the call.

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Pearson 2007 Interim results
30 July 2007

PEARSON 2007 INTERIM RESULTS

Sustained growth. Underlying sales up 6% to £1.7bn; operating profit up 48% to £91m; adjusted EPS up from 1.1p to 3.1p; interim dividend raised by 6% to 11.1p.

- **Strong performance in all businesses.** Education increases sales by 7% and moves into first-half profit of £5m. FT Group revenues up 8% with profits up 28% and Penguin revenues up 1% with profits 11% higher.
- **Market leadership strengthened.** Leadership of worldwide education industry extended through organic investment and acquisitions of eCollege and Harcourt's assessment and international education businesses. FT Group benefiting from rapid growth at Mergermarket; sale of Les Echos under way.
- **Full-year guidance raised.** Guidance for full-year sales raised to 5%-7% underlying growth in Professional education and to 10%-12% growth in IDC (headline growth under US GAAP). Other businesses trading in line with previous guidance. Pearson's profits are always heavily weighted to the second half.

Marjorie Scardino, chief executive, said:

"Our half-year results are always just a hint of our potential for the year, but certainly a strong hint this year. The Financial Times Group is showing the value of its unique strategy; Penguin's publishing and profit are both solid and promising, as is its approach to change in publishing; and in Education we continue to set the pace as we use technology to personalise learning.

"Our investments in content, technology, international expansion and efficiency have put us in a position to lead, and we're leading. While our markets are changing fast, we are continuing to innovate to stay ahead of that change. That dynamic strategy will make 2007 another good year, and makes this quality of performance sustainable."

£ millions	**Half year 2007**	Half year 2006	Headline growth	Underlying growth	Full year 2006
Business performance					
Sales	**1,722**	1,674	3%	6%	4,051
Adjusted operating profit - continuing	**91**	62	47%	48%	565
Adjusted profit before tax	**54**	31	74%	--	502
Adjusted earnings	**25**	9	178%	--	321
Adjusted	**3.1p**	1.1p	182%	--	40.2

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earnings per share					
Operating cash flow	**(181)**	(183)	1%	--	575
Operating free cash flow	**(265)**	(249)	(6)%	--	434
Net debt	**1,432**	1,611	11%	--	1,059
Statutory results					
Operating profit	**75**	54	39%	--	535
Profit before tax	**40**	14	186%	--	461
Basic earnings/ (loss)	**(104)**	7	--	--	446
Basic earnings/ (loss) per share	**(13.0)p**	0.9p	--	--	55.9p
Dividend per share	**11.1p**	10.5p	6%	--	29.3p

Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and businesses acquired or sold. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 3, 4, 5, 6, 11 and 14. Adjusted profit measures are presented to show business performance and therefore exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).

2007 OUTLOOK

Due to the seasonal phasing of our education and consumer book businesses, Pearson makes most of its sales and profits in the second half. However, based on our trading performance in the first half, we remain confident that 2007 will be another good year for Pearson as we continue to increase margins and grow faster than our markets. Although our headline results will be affected by the weakness of the US dollar, we expect to achieve strong underlying growth on our key financial measures: earnings, cash generation and return on invested capital. Our outlook for underlying growth for the full year is:

- ***Pearson Education*** (64% of 2006 sales; 68% of operating profit). Our Professional education division is performing strongly, ahead of our expectations in both testing and publishing, and we now expect it to grow sales by 5-7% for the year (against previous guidance of 'broadly level'). We continue to expect

School to achieve sales growth in the 4-6% range and Higher Education to grow in the 3-5% range. We continue to expect margins to improve again in School and Professional, and to be stable in Higher Education.

- ***Penguin*** (21% of 2006 sales; 11% of operating profit). We continue to expect to improve margins further, as our publishing investment and efficiency programmes bear fruit.
- ***Financial Times Group*** (15% of 2006 sales; 21% of operating profit). We continue to expect strong profit growth with FT Publishing margins moving into double digits in 2007. At IDC, we now expect to achieve revenue growth in the 10-12% range and net income growth in the 20%-24% range (headline growth under US GAAP) against previous guidance of revenue growth in the 6-9% range and net income growth in the high single-digits to low double-digits.

Acquisitions and disposals. In May we announced the acquisitions of eCollege and the Harcourt assessments and international education businesses, for a total of $1.4bn, of which the majority will be paid in the second half. We continue to expect these acquisitions to have a broadly neutral effect on adjusted earnings per share in 2007 and 2008 as a result of integration costs (which are expensed) and the interest charge on our higher level of net debt. We expect these acquisitions to enhance Pearson's adjusted earnings per share and return on invested capital from 2009.

In February 2007, we received £286m in cash from the sale of our Government Solutions business. The sale of Les Echos is under way.

Interest and tax. We expect our interest charge to be higher than in 2006, as a result of our higher level of net debt following recent acquisitions, and the effect of higher interest rates on our floating rate debt. We expect our effective tax rate to be in the 28-30% range.

Cash. We expect another good cash performance, well ahead of our 80% target conversion threshold.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2006 was £1:$1.84) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2007 was £1:$1.98 and the closing rate at the end of June was £1:$2.01.

For more information:
Luke Swanson / Simon Mays-Smith + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com. We are holding a conference call for US investors today at 15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 866 966 5335 (inside the US) or +44 20 3023 4415 (outside the US). Video interviews with Marjorie Scardino and Robin Freestone are also available at

www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

OVERVIEW

Pearson's underlying sales increased 6% in the first half of the year and adjusted operating profit increased by 48% to £91m. Adjusted earnings per share improved to 3.1p, from 1.1p in 2006. Operating cash flow improved by £2m to an outflow of £(181)m and our average working capital to sales ratio improved to 26.1% (from 27.3% in the first half of 2006).

Our statutory results show an increase in operating profit to £75m (£54m in 2006). Statutory profit before tax was £40m (£14m in 2006). Statutory earnings for the period show a loss of £(104)m, caused by a one-off non-cash tax charge which arises because the sale of Government Solutions straddled two reporting periods. When the sale was announced last year, we recorded a tax credit in the 2006 statutory results; this year that credit has been reversed on completion of the disposal.

Our net borrowings were £1,432m (£1,611m in 2006). On 15 February, we received £286m in cash proceeds from the sale of our Government Solutions business. In May we announced the acquisitions of eCollege and the Harcourt assessment and international education businesses for a total of $1.4bn. We paid £167m in respect of acquisitions in the first half, primarily related to parts of Harcourt, and we will pay the balance as we complete the regulatory processes for these acquisitions.

The board has declared an interim dividend of 11.1p per share, a 6% increase on 2006, reflecting this strong financial performance and its confidence in the outlook for the full year.

£ millions	**Half year 2007**	Half year 2006	Headline growth	Underlying growth	Full year 2006
Sales					
School	**665**	625	6%	8%	1,455
Higher Education	**195**	206	(5)%	3%	795
Professional	**163**	156	4%	9%	341
Pearson Education	***1,023***	*987*	*4%*	*7%*	*2,591*
FT Publishing	**164**	135	21%	7%	280
IDC	**168**	165	2%	9%	332
FT Group	***332***	*300*	*11%*	*8%*	*612*
Penguin	**367**	387	(5)%	1%	848
Total continuing	***1,722***	*1,674*	*3%*	*6%*	*4,051*
Adjusted operating profit					
School	**42**	36	17%	22%	184

Higher Education	**(51)**	(53)	4%	(4)%	161
Professional	**14**	8	75%	88%	38
Pearson Education	***5***	*(9)*	--	--	*383*
FT Publishing	**23**	11	109%	73%	27
IDC	**45**	42	7%	17%	89
FT Group	***68***	*53*	*28%*	*28%*	*116*
Penguin	**18**	18	0%	11%	66
Total continuing	***91***	*62*	*47%*	*48%*	*565*
Discontinued	**2**	11	--	--	27
Total operating profit	***93***	*73*	*27%*	*48%*	*592*

SCHOOL

£ millions	**Half year 2007**	Half year 2006	Headline growth	Underlying growth	Full year 2006
Sales	**665**	625	6%	8%	1,455
Adjusted operating profit	**42**	36	17%	22%	184

Market share gains in US school

- Market-leading performance in US school publishing. Pearson takes an estimated 30% market share of total new adoptions (and 31% where we competed), with the #1 or #2 position in reading, maths, science and social studies. Good start in the open territories, where trading is more concentrated in the second half of the year.
- Continued share gains in school testing, building on excellent record of contract wins in 2005 and 2006. New long-term contracts in Ohio (renewal) and Minnesota (renewal and extension).
- Strong growth in sales of college textbooks to schools for Advanced Placement courses supported by customised version of MyMathLab for the school market.
- Leading position in teacher certification market, as a result of integration of National Evaluation Services (NES). Award of the the Florida teacher certification contract, to be developed by NES and delivered through our professional testing centres.
- Acquisition of Harcourt Assessment brings Pearson an extensive catalogue of high quality research-based education and clinical assessment products for children and adults including the Stanford Achievement Test for school students, Miller Analogies Test for graduate school applicants and the Wechsler Intelligence Scales for clinical

assessment.

Rapid growth in school technology

- Continued strong performance from digital Social Studies programme in California and recognition of the programme by the Association of Educational Publishers with a Distinguished Achievement Award.
- Digital supplementary businesses benefiting from a shift in school spending from traditional print supplementary products to digital services with timely diagnosis, intervention and remediation.
- Leadership in online assessment with 2.3 million secure online tests delivered across 12 states in the first half.
- Successful integration of PowerSchool and Chancery acquisitions, creating the leading school student information systems business. Strong new business momentum with key customers added in large US districts such as Ann Arbor, MI (over 17,000 students) and Garden Grove, CA (over 50,000 students). Good track record of delivery including the successful completion of the first year of implementation at Houston Independent School District (over 210,000 students). PowerTeacher, a gradebook and classroom management technology, launched successfully.

Focus on personalisation and school solutions; integration of print and digital businesses.

- Reorganisation of Pearson School companies under way, with three major objectives:
    1. Accelerating the integration of content, assessment, data and technology capabilities to personalise learning;
    2. Providing schools and districts an integrated suite of services to raise student achievement and institutional productivity;
    3. Integrating the product development process and teams across print, supplemental and digital products.
- Reorganisation costs expensed in 2007; will support continued growth and steady margin improvement in the School business.

Continued growth and margin improvement in International; Harcourt acquisition adds scale and reach

- Acquisition of Harcourt Education International brings leading content for school and vocational customers in many markets including the UK, Australia and New Zealand. Transaction will add further scale to Pearson's international education businesses and accelerate the combination of educational content and innovative technology to personalise learning.
- Good start to the year in International school publishing, with encouraging new adoption results across a diverse range of markets and regions including Hong Kong, Singapore, Spain, the Middle East and Africa. New programmes for the secondary

and adult markets seeing good take-up with revenues building strongly. Strategy of connecting content, assessment and technology to personalise learning being applied internationally, benefiting from US technology platforms.

- English Adventure, our primary English Language Training (ELT) course developed with Disney, has been successfully launched worldwide and is now our bestselling ELT course.
- In the UK, we have marked 4.6 million GCSE, AS and A-Level scripts on-screen in the first half and over 13 million in total to date. *Results Plus* rolled out across the UK providing more than 2,100 schools and more than 36,000 students with secure online access to question-level examination performance data on exam results day for the first time.
- In Italy, Paravia Bruno Mondadori (PBM) integration ahead of plan and good performance in 2007 adoptions. Investing to broaden product offering and expand addressable market.

HIGHER EDUCATION

£ millions	**Half year 2007**	Half year 2006	Headline Growth	Underlying growth	Full year 2006
Sales	**195**	206	(5)%	3%	795
Adjusted operating profit	**(51)**	(53)	4%	(4)%	161

- Pearson's Higher Education business is traditionally loss-making in the first half, as it invests ahead of two major selling seasons in the US: July/ August (ahead of the first college semester) and December (ahead of the second semester).
- Higher Education sales up 3%; sustained investment in new content, assessment technologies and custom solutions services.
- Continued strong growth from custom publishing as Pearson extends leadership in print custom publishing to custom media and full service curriculum solutions.
- Good start to the year internationally with our investment in local adaptations of our bestselling franchises, first editions by local authors, custom publishing and personalised learning strategy continuing to fuel good growth.

Rapid growth from online homework and assessment programmes

- 14 new subject-specific 'MyLab' digital homework and assessment programmes launched in 2007, increasing the total number to 30. These programmes support over 1,000 textbooks and will be used by approximately 3 million students in 2007. Evaluation studies show significant learning gains for students and efficiency improvements for institutions.
- More than 1m US college students register for

Pearson's online learning programmes in the first half, an increase of 25%.

- Increasing institution-wide solutions sales, including winning the introductory computing adoption at the Miami Dade Community College System, one of the largest in United States, with our GO! series of materials combined with our new MyITLab programme.

Acquisition of eCollege, a leader in online distance learning.

- Purchase of eCollege for $477m announced in May and expected to close shortly.
- 30% estimated annual growth rate for students taking online post-secondary qualifications with US institutions (Source: Eduventures). eCollege has played a particular role in helping educational institutions broaden access to post-secondary education for students who may be unable to attend full-time.
- Acquisition will enable Pearson to provide Higher Education customers with a full range of services across content, curriculum development, formative assessment, homework technologies and outsourced solutions.
- Pearson's scale and reach will enable eCollege to serve new customers in school, postsecondary education and vocational/ professional markets in the US and around the world.

Reorganisation of US Higher Education business; focus on educational solutions

- Reorganisation to support transformation from textbook publisher to educational technology, services and solutions company. Shift from two competing companies and salesforces into two discipline-specific companies organised around Higher Education institutions (Pearson Professional & Career and Pearson Arts & Sciences).
- Both companies supported by centralised operations, distribution and technology organisation.

PROFESSIONAL

£ millions	**Half year 2007**	Half year 2006	Headline growth	Underlying growth	Full year 2006
Sales	**163**	156	4%	9%	341
Adjusted operating profit	**14**	8	75%	88%	38

- With the sale of Government Solutions, completed in February, our Professional businesses are focussed on publishing for professional readers in business and technology, and testing and certifying adults to be professionals.

Rapid growth in professional testing

- Pearson VUE continues to achieve strong sales growth and significant margin improvement, benefiting from our major contract wins in recent years and our investment in a network of approximately 500 company-owned test centres worldwide.
- Strong volume growth on existing long-term contracts including the NCLEX nurses test, the GMAT business school test and the DSA/DVTA driving theory test.
- Good new contract performance, including the National Commission on Certification of Physician Assistants (NCCPA) and an exclusive agreement with Cisco; and strong renewals, including the Institute of Financial Services (IFS) and the American Registry of Radiological Technologists (ARRT).

Further margin improvement in professional publishing

- Professional Publishing achieves modest sales growth after several years of decline caused by weak demand for technology-related books.
- Continued cost actions improving margins: technology publishing profits benefiting from reduction in publishing list and overheads.
- Strong growth from our digital distribution joint-venture, Safari Books Online, and other digital initiatives.
- Good growth from our business publishing imprints, Wharton School Publishing, FT Press and FT Prentice Hall.

FINANCIAL TIMES GROUP

£ millions	**Half year 2007**	Half year 2006	Headline growth	Underlying growth	Full year 2006
Sales					
FT Publishing	**164**	135	21%	7%	280
IDC	**168**	165	2%	9%	332
Total	***332***	*300*	*11%*	*8%*	*612*
Adjusted operating profit					
FT Publishing	**23**	11	109%	73%	27
IDC	**45**	42	7%	17%	89
Total	***68***	*53*	*28%*	*28%*	*116*

FT Publishing portfolio continues to shift towards global businesses and subscription revenues

- Mergermarket, acquired in 2006 for £101m, increases sales by 73% (pro forma basis) and contributes £4m of operating profit in the first half. Mergermarket is benefiting from 95%+ renewal rates for its established services and rapid growth in new products.

- Sale of Les Echos under way. In 2006, Les Echos contributed €10m (£6m) of operating profit to Pearson.

Continued growth and margin improvement at FT Publishing

- FT Publishing revenues up 7% (with advertising revenues also up 7%) and operating profit up to £23m (£11m in 2006).
- Strong growth from the *Financial Times:*
  - More paying readers. FT newspaper circulation up 1% to 450,000, with 12% increase in subscriptions; FT.com subscribers up 12% to 97,000 (on the same period last year).
  - More content revenues. Cover price increases for all editions (UK from £1 to £1.30 Monday-Friday and from £1.50 to £1.80 for the Weekend FT; US $1.50 to $2; Europe €2.60 to €3).
  - More advertising. FT advertising revenues up 5% in the first half benefiting from its global reach and online presence.
- Strong trading performance at FT Business; integration with the FT Newspaper operations concentrating on vertical and niche markets progressing well, both in print and online.
- *The Economist*, in which Pearson owns a 50% stake, increases circulation by 9% to 1.2m (for the July-December ABC period). *FT Deutschland* sees good circulation growth, up 2% to 105,000. Continued innovation at FTSE into new markets and products continues to drive strong revenue growth.

Growth accelerating at Interactive Data

- Underlying sales growth of 9% driven primarily by strong sales to both existing and new customers, and 95%+ renewal rate within its Institutional Services segment.
- Pricing and Reference Data continues to generate good growth in North America and Europe, and has continued to broaden its coverage of complex securities, introducing a new service for independent valuations of interest rate swaps in June 2007.
- Real-Time Services continues to experience strong growth due to strong new sales to institutions. Highlights for this business included its first new customer for DirectPlus, a new ultra low latency, direct exchange data service.
- Interactive Data Fixed Income Analytics has made its new fixed income analytic datafeed service, Analytix Direct, available to Interactive Data's evaluated pricing clients in North America.
- In addition to expanding its business with active traders, eSignal also generated higher online advertising revenue across its financial websites.
- IDC reported second-quarter and first-half 2007 results on 26 July 2007, available at www.interactivedata.com.

PENGUIN

£ millions	**Half**	Half	Headline	Underlying	Full

	year 2007	year 2006	Growth	growth	year 2006
Sales	**367**	387	(5)%	1%	848
Adjusted operating profit	**18**	18	0%	11%	66

- Sales up 1% and profits up 11% with further margin improvement.
- Steady sales performance in the US and UK despite challenging retail market conditions; faster growth in international markets and through digital channels.
- Operating profit benefits from ongoing efficiency gains in production, warehousing, distribution and many other areas.

Great publishing

- In the US, Khaled Hosseini's second novel, *A Thousand Splendid Suns*, topped the *New York Times* hardcover fiction bestseller list and has 1.4 million copies in print. (His first, *The Kite Runner*, has been a *New York Times* paperback bestseller for 124 weeks so far). Other *New York Times* #1 bestsellers include Al Gore's *The Assault on Reason* and Elizabeth Gilbert's *Eat, Pray, Love*.
- In the UK, Penguin named Publisher of the Year at the British Book Industry Awards. Marian Keyes' novel *Anybody Out There* topped the fiction bestseller list and has 600,000 copies in print. Other best-sellers included Jamie Oliver's *Cook with Jamie* and Charlie Higson's new Young Bond title *Double or Die*.
- Benefiting from Penguin's international reach, Kim Edwards' first novel *The Memory Keeper's Daughter* was a global #1 bestseller for Penguin in the US, UK, Australia and Canada.
- Strong second-half publishing schedule. Key authors include Alan Greenspan, Patricia Cornwell, Sue Grafton, Nick Hornby, Naomi Klein, Jamie Oliver and Jeremy Clarkson.

Continued innovation

- Continued innovation in new publishing formats (further growth with the pioneering US premium paperback), genres (Penguin leads the US industry in the fast-growing paranormal fiction category) and sales channels (both sold via online retailers and Penguin's own websites; audiobooks via iTunes; Rough Guides via Motorola Razr phones).

International expansion

- In India, Penguin won all three major categories at the Crossword Awards, India's biggest book awards: best fiction (*Sacred Games* by Vikram Chandra), best nonfiction (*An Equal Music* by Vikram Seth) and popular fiction (*The Inheritance of Loss* by Kiran Desai). Penguin India's business publishing imprint,

Portfolio, has continued to do well since its launch last year.

- In China, Penguin will publish 30 Penguin Classics Titles this Autumn (including *Wuthering Heights*, *The Prince* and *The Way We Live Now*) in Chinese, in partnership with the Chongqing Publishing Group.

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

Los Angeles Educators Take Lead in Transforming Teacher Professional Development Through "Learning Teams"

30 July 2007

Innovative Collaborative Teaching Model Improves Student Performance

Los Angeles, CA - Los Angeles educators are taking the lead in transforming the way hundreds of middle and high school teachers will receive continuing education and professional development. Through an agreement with Pearson Education, Los Angeles Unified School District (LAUSD) will be the first large school district in the nation to adopt Pearson's "Learning Teams" model where teachers work collaboratively in groups led by trained facilitators to maximize their skills in teaching Mathematics, Science, English Language Arts, and Social Studies.

Learning Teams breaks the mold in the world of educator professional development by bringing teachers together to learn from each other, refine their skills to improve student performance, and self-assess their progress. Based on 15 years of research, the Learning Teams model starts with the implementation of well-defined student instruction units, and includes teacher team meetings for periodic review and assessment of student performance. The model actively engages the groups around daily practice in the classroom and allows for continuous adjustment of instruction and intervention.

Data from the Learning Teams pilot program in 15 LAUSD middle and high schools last year show high school student failure rates were reduced by as much as 19 percent.

Pearson's Achievement Solutions CEO Beth Wray said, "Improving teaching is the single most effective step we can take to improve student performance. With Learning Teams, we create an environment that encourages meaningful collaboration and support among teachers. We find that they benefit from each other's strengths and realize that together teachers become much more effective than they were individually." Wray added, "We are seeing extremely encouraging initial results, so we are eager to move forward and implement Learning Teams at more schools in the District."

LAUSD's Chief Instructional Officer for Secondary Education Robert Collins said, "The goals of the multi-year effort are to maximize classroom implementation of curriculum and assessment innovations already underway in LAUSD in the core subject areas, while building capacity at the school and district level to sustain this work over time. Through these efforts, we expect to significantly improve student achievement in all middle and high schools." He added, "I truly believe that the work we are doing will eventually change the face of education in the United States."

The 2007-08 plan involves up to eight teams per site at 48 middle and high schools and preparing for 36 additional schools in 2008-09, training staff to effectively integrate Learning Teams with existing District programs and

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innovations, and preparing to scale to additional schools through 2010.

The first year of the agreement between Pearson and LAUSD began July 1, 2007 and runs through June 30, 2008, at a cost of $2,888,103, with options to extend the agreement up to four additional one-year terms.

About Pearson's Learning Teams
Learning Teams provides direct assistance to schools seeking to improve teaching, learning and achievement. Based on 15 years of research conducted in public schools in California, Learning Teams helps establish an infrastructure of leadership and ongoing professional development at each school site that engages teachers to refine their teaching and produce better student results.

The *Learning Teams* model includes five elements, all of which are well grounded in school effectiveness research and contribute to improved teaching and learning: goals that are set and shared; indicators that measure success; assistance from capable others; leadership that supports and pressures; settings that allow staff to get important things done.

Learning Teams is part of Pearson, the international education and information company. For more information, go to www.pearsonachievementsolutions.com.

Pearson Contact:
kate.miller@pearson.com
212.641.6115
LAUSD Contact:
binti.harvey@lausd.net
213.241.4575

eCollege® Acquired by Pearson Education

31 July 2007

CHICAGO - July 31, 2007 - eCollege® [Nasdaq: ECLG], a leading provider of eLearning and enrollment services to post-secondary education, today announced that it has been acquired by Pearson Education. On July 31, 2007, a wholly owned subsidiary of Pearson Education was merged with and into eCollege, resulting in eCollege becoming a wholly-owned subsidiary of Pearson Education. As previously announced, approximately 84 percent of the issued and outstanding shares of common stock of eCollege voted to approve the transaction.

As a result of the merger, each outstanding share of common stock of eCollege (other than shares held by eCollege as treasury stock or by Pearson Education or any subsidiary of eCollege or Pearson Education, and other than shares held by any stockholders who properly exercise appraisal rights under Delaware law) was converted into the right to receive $22.45 in cash.

Computershare, Inc., the exchange agent for the merger, will mail to the stockholders of eCollege materials to be used to surrender stock certificates for payment. eCollege stockholders are urged to read these materials in full, as such contain important information regarding the merger.

Simultaneously with the closing of the merger, eCollege sold its Enrollment Division, Datamark,Inc. to a wholly owned subsidiary of Datamark Partners, LLC.

About eCollege

eCollege (Nasdaq: ECLG) is a leading provider of value-added information service to the postsecondary and K-12 education industries. The Company's eLearning Division designs, builds and supports some of the most successful, fully online degree, certificate/diploma and professional development programs in the country. The Company's Enrollment Division, Datamark, Inc. helps institutions build new enrollments and increase student retention. Customers include publicly traded for-profit institutions, community colleges, public and private universities, school districts and state departments of education. eCollege was founded in 1996 and is headquartered in Chicago, with the eLearning Division headquartered in Denver. Datamark was founded in 1987 and is headquartered in Salt Lake City. For more information, visit http://www.eCollege.com and http://www.Datamark.com.

eCollege is a registered trademark of eCollege.

For more information:

Kristi Emerson
eCollege
303-915-9574
kristie@eCollege.com

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Directors' Shareholdings
31 July 2007

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31 July 2007

Pearson plc – Notification of Directors' Interests

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company yesterday made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2007.

The earliest normal vesting date on which shares may be released is 30 July 2010. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 30 July 2010 for a further two years, the maximum number of shares that the following executive directors may receive is : Marjorie Scardino (420,000); David Bell (100,000); Rona Fairhead (125,000); Robin Freestone (125,000); and John Makinson (100,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2007 to 2010. Another third of the award will be based on Pearson's return on invested capital in 2009. The final third of the award will be based on Pearson's growth in earnings per share over the period 2006 to 2009. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2007.

Director Shareholding
01 August 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **EXERCISE OF WORLDWIDE SAVE FOR SHARE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1142**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00014%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£4.948**	14.	Date and place of transaction **1 AUGUST 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **112,925 0.01399%**	16.	Date issuer informed of transaction **1 AUGUST 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___1 AUGUST 2007______________________________

Voting Rights and Capital
01 August 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 31 July 2007, the Company had 807,428,997 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,428,997) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

END